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                                                                                -----------------------------
                                                                                           OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION                  -----------------------------
                                  Washington, D.C. 20549                        OMB Number:
                                                                                      Expires:
                                                                                      Estimated average burden
                                        FORM 12b-25                                   hours per response ..... 2.50
                                                                                -----------------------------
                                                                                -----------------------------
                               NOTIFICATION OF LATE FILING                           COMMISSION FILE NUMBER
                                                                                           0-15362
(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q and 10-QSB-----------------------------
              |_| Form N-SAR                                                    -----------------------------
                                                                                        CUSIP NUMBER
                                                                                         204 805 501
     For Period Ended: July 31, 1997                                            -----------------------------

     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report  on Form  11-K
     [ ] Transition  Report  on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read  Instruction  (on back page) Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                               COMPUFLIGHT, INC.
                            Full Name of Registrant


                           Former Name if Applicable


                              99 Seaview Boulevard
           Address of Principal Executive Office (Street and Number)


                        Port Washington, New York 11050
                            City, State and Zip Code

                       PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

          |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


          |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


          |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Company was unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended July 31, 1997 within the prescribed time period for the following reasons: (1) the Company encountered delays in seeking to determine the additional financial effect of the consolidation of its United States and Canadian operations into one facility; and (2) the present Chief Accounting Officer has become a part-time employee and efforts to fill the Chief Accounting Officer position with a full-time employee have been unsuccessful. Therefore, the Company will need additional time to file the Form 10-QSB.


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                           PART IV--OTHER INFORMATION


          (1) Name and telephone number of person to contact in regard to this notification

               Fred Skolnik, Esq.                (516)         296-7048
                  (Name)                      (Area Code) (Telephone Number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      Compuflight, Inc. (File No. 0-15362)
                       Attachment to Notification of Late
                             Filing on Form 12b-25

                     STATEMENT REQUIRED BY PART IV, ITEM 3

     The following table sets forth the estimated comparative results of operations for the nine months ended July 31, 1997 and 1996, and the three months ended July 31, 1997 and 1996 (all statements unaudited):


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
                                      Nine months         Nine months                 Three  months       Three months
                                      ended July 31,      ended July 31,              ended July 31,      ended July 31,
                                          1997                1996                        1997                1996

Revenue                            $  2,093,000        $  2,444,154                $     734,000       $    747,734

Costs and Expenses                    2,568,000           2,727,565                      868,000            954,889
                                   ------------        ------------                -------------       ------------
         Operating (loss)              (475,000)           (283,411)                    (134,000)          (207,155)

Other income                             17,000             147,554                       37,000             40,539
                                   ------------        ------------                -------------       ------------
         NET (LOSS) EARNINGS       $   (458,000)       $   (135,857)               $     (97,000)      $   (166,616)
                                   ============        ============                =============       ============

Discussion of Material Variances:

Revenue

Revenue has decreased approximately $351,000, or approximately 14%. This decrease is primarily attributable to the completion of the joint software development contract with a large airline customer in June 1996, resulting in a decline of approximately $200,000. Furthermore, revenue for the nine months ended July 31, 1996 included approximately $106,000 from a teaming arrangement with a U.S. systems integrator which was completed in 1996.

Costs and Expenses

Costs and expenses have decreased approximately $160,000, or approximately 6%. This change is primarily attributable to the forgiveness of a large payable for approximately $37,000. In addition, management efforts to consolidate operations and reduce costs have had an effect in several key areas including communications costs, professional fees and travel.

Other Income

Other income decreased approximately $130,000, or approximately 88%. This change is primarily attributable to the segregation of office relocation expenses related to the move of its operations and administrative center to larger premises in Waterloo, Ontario resulting in costs of approximately $63,000. Also, previous period restructuring costs of approximately $43,000 have been included as a charge against other income. These costs are related to the consolidation of U.S. and Canadian operations.

Net Loss

     The preliminary unaudited consolidated financial statements reflect a net loss of $458,000 for the nine months ended July 31, 1997 compared to a net loss of approximately $136,000 for the nine months ended July 31, 1996. The change of approximately $322,000 is due primarily to the decline in revenue and has been mitigated somewhat by a smaller decline in expenses.

                               COMPUFLIGHT, INC.
                  (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date September 15, 1997                                   By:  /s/ Rainer Vietze
                                                               -----------------
                                                                   Rainer Vietze
                                                        Chief Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).